SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                (Amendment No. )

                                   Andal Corp.
                              (Name of the Issuer)
                                   Andal Corp.
                            Cafco Holding Corporation
                      (Name of Person(s) Filing Statement)

                      Common Stock, par value $20 per share
                         (Title of Class of Securities)

                                   636632-10-1
                      (CUSIP Number of Class of Securities)

                               Roy M. Korins, Esq.
                        Esanu Katsky Korins & Siger, LLP
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 953-6000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

         Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: |X|

         Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:         $522.18
Form or Registration No.:       Schedule 14C
Filing Party:                   Andal Corp.
Date Filed:                     Contemporaneously with this Schedule 13E-3.





                               Page 1 of 12 Pages

Item 1.  Issuer and Class of Security Subject to the Transaction.

         (a) The transaction (the "Transaction") relates to the common stock, par value $20.00 per share ("Common Stock"), of Andal Corp., a New York corporation (the "Company"). The principal executive offices of the Company are located at 909 Third Avenue, New York, New York 10022.

         (b) As of April 28, 1998, there were 286,094 shares of Common Stock outstanding and approximately 1,100 holders of record of Common Stock.

         (c) There is no active market in the Common Stock and there has not been an active market since September 1995. The Common Stock is not included in the Nasdaq OTC Bulletin Board. Based on information provided by the National Quotation Bureau, Inc. ("NQB"), there was no quoted bid price for the Common Stock during the period from October 1, 1995 until November 3, 1997. During the period from November 3, 1997 until June 30, 1998, there was minimal trading, and there was no reported trading from July 1 through July 13, 1998. Set forth below is information provided by NQB as to the trading volume and the high and low closing bid prices for the Common Stock during the such period.

Period                                    Volume            Closing High Bid         Closing Low Bid
------                                    ------            ----------------         ---------------
1997
   Third quarter (from Nov. 3)             6,400                   20.00                   17.00

1998
    First quarter                          8,500                  21.625                   17.00

    Second quarter                         5,300                   22.00                  21.625

    Third quarter (through July 13)          -0-                   22.00                   22.00

         The above prices represent prices between dealers and do not include retail markups, markdowns or commission and do not represent actual transactions. Furthermore, the volume information may not reflect the actual trading volume and may include both the purchase by a buyer and sale by a seller as if there were two transactions.

         (d) The Company has never paid any dividends on the Common Stock. Although the Company has funds to enable it to pay dividends, the Company proposes to use a portion of such funds to make the cash payment to shareholders pursuant to the Transaction.

         (e) During the past three years, the Company has not made an underwritten public offering of its Common Stock which was either registered with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act") or was exempt from such registration pursuant to Regulation A of the Commission under the Securities Act.

         (f) Since October 1, 1995, the Company has made the following purchases of Common Stock.

                                                          Average Purchase
                                                          ----------------
Quarter Ending                 Shares Purchased           Price Per Shares
--------------                 ----------------           ----------------
December 31, 1997                   14,580                $25.00

March 31, 1998                     108,371                 32.97 + noncash consideration(1)

June 30, 1998                       40,488                 33.00 + noncash consideration(1)


                               Page 2 of 12 Pages

------------------
(1) In connection with the purchase by the Company of 107,371 shares of Common Stock purchased during the quarter ended March 31, 1998 and all of the shares purchased during the quarter ended June 30, 1998, the Company paid $33.00 per share plus .8125 shares of Integrated Brands common stock which was owned by the Company. Integrated Brands subsequently merged into Yogen Fruz World-Wide Inc. ("Yogen Fruz"), as a result of which the .8125 shares of Integrated Brands became .4754 shares of Yogen Fruz. Based on the average of the high and low closing bid prices per share of Integrated Brands or Yogen Fruz on the date of the contracts relating to the stock purchases, the value of the noncash consideration was approximately $2.23 per share of Common Stock with respect to the purchases during the March 31, 1998 quarter and $3.79 per share of Common Stock with respect to purchases made during the June 30, 1998 quarter. Thus, the highest price paid per share of Common Stock had a value of $36.79 per share, representing $33.00 cash and noncash consideration valued at $3.79.

         Pursuant to a retirement agreement (the "Retirement Agreement") dated August 31, 1996, among the Company and Andrew J. Frankel and Alan N. Cohen, the Company issued 32,500 shares of Common Stock to each of Messrs. Frankel and Cohen in September 1996.

         At September 30, 1996, the Company owed approximately $1.6 million to three shareholders -- Frankhill Associates ("Frankhill"), Alan N. Cohen and one individual who was formerly an affiliate of the Company and no longer has any debt or equity interest in the Company. Such debt (the "Fleet Debt") was initially owed by the Company to Fleet Bank and was assigned by Fleet Bank to such shareholders. Pursuant to an agreement (the "Debt Cancellation Agreement") entered into in September 1996, the Company, in September 1996, paid approximately $91,500 to each of the three holders of the Fleet Debt and issued to each of such holders 15,000 shares of Common Stock in full satisfaction of the Fleet Debt. Mr. Andrew J. Frankel is the managing general partner of Frankhill and a significant beneficial owner of Frankhill.

         Since October 1, 1995, except for the issuance of shares of Common Stock to Messrs. Frankel and Cohen pursuant to the Retirement Agreement and to Frankhill and Mr. Cohen pursuant to the Debt Cancellation Agreement, neither Cafco Holding Corporation ("Cafco") nor any of its officers, directors or shareholders purchased any shares of the Company's Common Stock.

         The shares of Common Stock presently owned by Cafco were acquired by Cafco in July 1998 for purposes of consummating the Transaction. At that time, the shareholders of Cafco transferred to Cafco the 215,529 shares of Common Stock owned by them in exchange for all of the capital stock of Cafco. As a result, Cafco owns beneficially and of record 215,529 shares of Common Stock.

Item 2.  Identity and Background.

         This Statement is being filed jointly by the Company and Cafco.

         Cafco is a New York corporation with executive offices at 909 Third Avenue, New York, New York 10022. Cafco was formed for the purpose of acquiring all of the Company's Common Stock owned by its shareholders and engaging in the Transaction. Cafco owns 215,529 shares of Common Stock, representing 75.3% of the outstanding shares of Common Stock.

         The officers and directors of Cafco are as follows:



                               Page 3 of 12 Pages

Name and Address               Position with Cafco; Principal Occupation
----------------               -----------------------------------------
Andrew J. Frankel              Chairman of the board, chief executive officer and a director of
c/o Andal Corp.                Cafco; Chairman of the board and chief executive officer of the
909 Third Avenue               Company
New York, New York 10022

Alan N. Cohen                  President and a director of Cafco; President of the Company
c/o Andal Corp.
909 Third Avenue
New York, New York 10022

         Andrew J. Frankel has been chairman of the board, chief executive officer and a director of Cafco since its organization in July 1998. He has been chairman of the board and chief executive officer of the Company since 1971 except for the period from September 1, 1996 through September 30, 1997, when he served only as a director.

         Alan N. Cohen has been president and a director of Cafco since its organization in July 1998. He has been a director of the Company since 1979 and president of the Company since 1981 except for the period from September 1, 1996 through September 30, 1997, when he served only as a director.

         All of the shareholders of Cafco are related or otherwise affiliated with either Mr. Frankel or Mr. Cohen.

         During the past five years,  neither  Cafco,  Mr. Frankel nor Mr. Cohen
(a) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in, or is otherwise subject to, a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

         Messrs. Frankel and Cohen are citizens of the United States of America.

Item 3.  Past Contracts, Transactions or Negotiations.

         The  Retirement  Agreement  contemplated  the removal of the  Company's executive offices from New York City to the offices of its subsidiary, Multi-Arc, Inc. ("Multi-Arc") in New Jersey and the resignation of Mr. Andrew J. Frankel as chairman and chief executive officer of the Company and Mr. Alan N. Cohen as president of the Company. Pursuant to the Retirement Agreement, the
Company agreed to maintain the Company=s New York office and pay the compensation due to the employees at such office, and Messrs. Frankel and Cohen agreed to reimburse the Company for such expenses. The agreement also provided for the issuance of 32,500 shares of Common Stock to each of Messrs. Frankel and Cohen.

         In September 1997, following the sale of Multi-Arc, the Company relocated its offices from New Jersey to New York City, and Messrs. Frankel and Cohen were reelected as chairman of the board and chief executive officer and president, respectively.




                               Page 4 of 12 Pages

         The  Company and the  holders of the Fleet Debt  entered  into the Debt
Cancellation Agreement in September 1996 in order to eliminate approximately $1.6 million of debt through the payment of an aggregate of $274,500 and the issuance of 45,000 shares of Common Stock.

         On July 15, 1998, the Company and Cafco entered into an agreement (the "Merger Agreement"), which set forth the terms of the Transaction. The terms of the Merger Agreement are set forth in Item 4.

Item 4.  Terms of the Transaction.

         On July 15, 1998, the Company and Cafco entered into the Merger Agreement. Pursuant to the Merger Agreement, Cafco agreed to merge (the
"Merger") with and into the Company, subject to the approval of the Merger Agreement by the Company's shareholders. Under the New York Business Corporation Law ("NYBCL"), the merger requires the votes of the holders of two-thirds of the outstanding Common Stock. Cafco owns 75.3% of the outstanding Common Stock and has the power to approve the Merger without the approval of any other shareholders. The Company has scheduled a meeting of shareholders for August 28, 1998. The Company does not intend to solicit proxies for such meeting, but will provide shareholders with an information statement (the "Information Statement") pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). At the meeting, Cafco will vote to approve the Merger.

         Pursuant to the Merger Agreement, at the effective time of the Merger:

         (a) Each share of Common Stock, other than shares of Common Stock held by Cafco and shareholders who exercise their rights of appraisal, would receive the right to receive $37 (the "Merger Consideration").

         (b) Each option to purchase one share of Common Stock shall become a right to receive the difference between the Merger Consideration and the exercise price of the option.

         (c) Each share of common stock of Cafco would become and be converted into one share of Common Stock of the Company.

         Payment of the Merger Consideration to the shareholders of the Company, other than Cafco and shareholders exercising dissenters' rights pursuant to Sections 910 and 623 of the NYBCL, shall be made as soon as possible after the effective time of the Merger, but not later than 15 business days after such effective time. Payment shall be made to the record holders of Common Stock as of the close of business on the day immediately preceding the date on which the effective time of the Merger occurs.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

         Following the completion of the Transaction, the Company will (a) operate as a privately owned corporation, with the only shareholders being the present shareholders of Cafco and (b) terminate the Company's registration under the Exchange Act pursuant to Section 12(g)(4) of the Exchange Act. Following the termination of the Company's registration under the Exchange Act, the Company will not be required to file reports pursuant to Section 12 or 15(d) of the Exchange Act.



                               Page 5 of 12 Pages

Item 6.  Sources and Amounts of Funds or Other Consideration.

         All of the funds to be used to pay the Merger Consideration pursuant to the Merger Agreement shall be provided by the Company. At March 31, 1998, the Company had cash of approximately $12.7 million, as reflected in the Company's Form 10-Q Quarterly Report for the quarter ended March 31, 1998. Substantially all of the Company's cash at March 31, 1998, resulted from the sale by the Company of its 84% interest in Multi-Arc, which generated net cash to the Company of approximately $17.9 million.

         In April 1998, the Company purchased 40,488 shares of Common Stock from shareholders who are not affiliated with Cafco for $33 per share plus .8125 share of Integrated Brands common stock which was owned by the Company. Integrated Brands subsequently merged into Yogen Fruz, as a result of which the
 .8125 shares of Integrated Brands became .4754 shares of Yogen Fruz. The cash consideration paid to such shareholders was approximately $1.3 million.

         Following the purchase of Common Stock described in the previous paragraph, the Company owned 136,078 shares of Yogen Fruz, which were sold in May 1998, for approximately $1.2 million

         Since March 31, 1998, the Company has continued to incur operating expenses. As a result of the stock purchase and the sale of the Yogen Fruz stock, the Company had cash and cash equivalents of approximately $12.2 million at June 30, 1998.

         In addition, in connection with the sale of Multi-Arc, an aggregate of $3.0 million is held in escrow as security for certain obligations under the agreement relating to the sale of Multi-Arc, including obligations which may arise as a result of breaches or representations and warranties and for taxes. Although the Company does not believe that its liability for such breaches or such taxes will be material, there can be no assurance that any of the funds held in escrow will be paid to the Company. The possible recovery from the escrow account is fully reserved against in the Company's financial statements.

         The expenses for the Transaction will be paid by the Company. The Company estimates that the expenses of the Transaction, including legal, accounting and filing fees, printing expenses and other related expenses, will be approximately $150,000.

         None of the money required for either the payment of expenses or the payment of the Merger Consideration will be borrowed by the Company.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

         Although the Company is not presently engaged in any business activities, final resolution of issues involved in the Multi-Arc sale remain open and could possibly result in litigation. In addition, the Company is a defendant in at least three pending lawsuits arising from its discontinued subcontracting business. Accordingly, the Company's directors believe that the Company should continue in existence until such issues are resolved, and such issues are likely to remain unresolved for up to four years and possibly longer.

         The public float for the Common Stock (i.e., the shares of Common Stock not owned by Cafco) is 70,565 shares, and there is no active market for the Common Stock, as a result of which shareholders are not able sell their shares of Common Stock. For these reasons, the Company and

                               Page 6 of 12 Pages

Cafco do not believe that it is in the interest of either the Company or its shareholders for the Company to continue to be a reporting company under the Exchange Act and for the approximately 1,100 shareholders to have little or no liquidity for their stock. The purpose of the Transaction is to pay such shareholders a fair value for their shares and to operate the Company as a privately-owned company, with the present shareholders of Cafco as its only shareholders.

         Following the Multi-Arc sale in September 1997, the Company's board of directors adopted a resolution which provided that, within one year from the completion of the Multi-Arc sale, it would engage in a transaction such that the Company is not engaged in the business of an investment company, as defined in
Section 3 of the Investment Company Act of 1940 (the "Investment Company Act").

         As of June 30, 1998, the Company did not have any agreement with any company or other entity pursuant to which the Company would acquire such company or its business and assets, and no discussions were pending. Although the Company has received an inquiry about the possibility of a merger or similar corporate transaction, such discussions have not resulted in any formal or informal agreement and no discussions are continuing. The board of directors did not believe that, during the period between the date of this filing and September 30, 1998, it was likely that the Company could negotiate an agreement, conduct adequate due diligence, file proxy materials with the Commission and hold a meeting of shareholders, all of which may, depending on the structure of the transaction, be necessary in order to consummate such a transaction.

         As a result of the sale of Multi-Arc, the Company may come within the technical definition of an investment company as defined in Section 3 of the Investment Company Act. However, Rule 3a-2 of the Commission under the Investment Company Act treats a so-called transient investment company as a company which is not engaged in the business of an investment company. In order for a corporation to be a transient investment company, it must have a bona fide intent, during a period of time not to exceed one year, to be engaged primarily, as soon as is possible, in a business other than that of investing, reinvesting, owning, holding or trading in securities. Thus, the Company cannot be a transient investment company subsequent to September 30, 1998. If the Company has not completed a transaction which takes it out of the definition of an investment company by September 30, 1998, the Company will be treated as an investment company. The Company does not believe that it is in the interests of the Company or its shareholders for the Company to become an investment company. The operation of the Company as an investment company would subject the Company to considerably greater expenses of operations as well as increased regulation under the Investment Company Act. Considering the Company's relatively modest cash position and the absence of an operating business, it is possible that the expenses of operating an investment company, including the engagement of additional staff and the increased regulatory burden, could generate losses from operations, which would not be in the interest of the Company or its shareholders. Furthermore, the operation of the Company as an investment company would not solve the problems of an illiquid stock, which is currently faced by the shareholders since the public float is only 70,565 shares. Accordingly, the board of directors believes that it is in the interest of the shareholders for the Company, prior to September 30, 1998, to consummate a transaction which will eliminate the risk of the Company being treated as an investment company.

         The Company considered the possibility of a liquidation of the Company by a distribution of substantially all of the available cash to its shareholders, including, the present shareholders of Cafco (the "Cafco Shareholders") who owned 75.3% of the Common Stock which they transferred to Cafco. Because of the open litigation issues described above and also because such a distribution





                               Page 7 of 12 Pages
would have adverse tax consequences to the Cafco Shareholders since it would result in a taxable distribution to such shareholders, the directors felt that liquidation would not be appropriate. By retaining their stock ownership in the Company instead of receiving the cash in the form of a distribution, the Cafco Shareholders will not be subject to income taxes. The economic effect and tax treatment to the other shareholders of the Transaction is essentially the same as a liquidation distribution.

         As discussed above, although the Company is a reporting company pursuant to the Exchange Act, there is no active market for the Common Stock and the public float consists of 70,565 shares of Common Stock, which are held by approximately 1,100 shareholders of record, of which more than 1,050 shareholders hold 100 or fewer shares, including more than 940 shareholders who hold ten or fewer shares.

         Since September 30, 1997, the Company has purchased an aggregate of 164,039 shares of Common Stock in private transactions. The Company continues to receive inquiries from shareholders who expressed an interest in selling their shares of Common Stock to the Company. The Company believes that the Transaction would benefit the nonaffiliated shareholders by providing them with cash now at a fair value not obtainable in the market. The termination of the public market for the Common Stock will not be disadvantageous to the nonaffiliated shareholders, since there is no active public market and the shareholder will receive more than the market price for the Common Stock, which, as reflected in
Item 1, has been both minimal and sporadic.

         The Merger Consideration reflects the value of the Company's net liquid assets, net of appropriate reserves set by the board of directors for ongoing expenses, including potential future litigation and retirement benefits for employees other than Messrs. Frankel and Cohen, and does not give any value to the contingent payment from escrow in connection with the Multi-Arc sale. The amount of such contingent payment could be up to approximately $3 million. As of the date of this Schedule, to the best of the Company's knowledge, no claims have been made against the escrow account.

         As a result of the Transaction, the Company's book value will be reduced by the amount of the Merger Consideration paid to the shareholders other the Cafco, the expenses of the Transaction and any payments made to shareholders exercising their rights of appraisal.

Item 8.  Fairness of the Transaction.

         The Company believes that the Transaction is fair to the nonaffiliated shareholders. In determining the fairness of the Transaction, the Company considered the following factors.

         (a) The liquidation value per share of Common Stock, based on the Company's most recent balance sheet, which is the balance sheet as of March 31, 1998, as filed in the Company's Form 10-Q for the quarter ended March 31, 1998, net of appropriate reserves set by the board of directors for ongoing expenses, including potential future litigation and retirement benefits for employees other than Messrs. Frankel and Cohen.

         (b) The price at which the Company purchased shares of Common Stock in recent transactions. Such purchases were made from knowledgeable investors, including a shareholder who was, at the time of the sale, a major shareholder of the Company. The purchase price paid resulted

                               Page 8 of 12 Pages
from negotiations with the sellers and reflected an approximation at the time of the liquidation value of the Common Stock.

         The Company does not believe that the market price of the Common Stock represents any indicia of value, since there is a very thin market for the Common Stock. However, the price to be paid to the shareholders exceeds the most recently reported bid prices for the Common Stock prior to the determination of the Merger Consideration.

         The Company believes that, because the Company is not engaged in any business activities, valuations based on a multiple of earnings are not relevant. The Company's main asset is cash and cash equivalents.

         Since the Company in not engaged in any business activities, the Company does not believe that it has any value as a going concern.

         The Transaction requires the approval of the holders of two-thirds of the outstanding shares of Common Stock on the record date for determining shareholders entitled to vote on the Merger. Since Cafco holds 75.3% of the outstanding shares, it has the ability to approve the transaction without the votes of any other shareholder. The agreement does not require the approval of any specified percentage of non-affiliated shareholders.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

         The Company has not obtained a report, opinion or appraisal from any outside party relating directly or indirectly to either the Transaction or recent purchases by the Company from shareholders.

Item 10.  Interest in Securities of the Issuer.

         (a) Cafco presently owns 215,529 shares of Common Stock, representing 75.3% of the outstanding shares of Common Stock. Messrs. Andrew J. Frankel and Alan N. Cohen, are affiliates of both the Company and Cafco, and they may be deemed beneficial owners of such shares to the extent of their economic interest in Cafco. The shareholders of Cafco are Messrs. Frankel and Cohen, members of their families, including adult children, and entities, including Frankhill, which are affiliated with either Mr. Frankel or Mr. Cohen.

         (b) During the 60 days prior to the date of this Schedule 13e-3, neither Cafco nor Messrs. Frankel and Cohen engaged in any transactions involving the Common Stock.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         Neither the Company, Cafco or Messrs. Frankel or Cohen has any agreement, understanding or relationship in connection with the Transaction, other than the Merger Agreement, except that Cafco intends to vote its shares of Common Stock in favor of the Transaction.


                               Page 9 of 12 Pages

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

         Cafco intends to vote its shares of Common Stock in favor of the Transaction. Messrs. Frankel and Cohen, who are the only officers and directors of Cafco and the only directors or the Company, will recommend that the shareholders approve the Transaction for the reasons set forth in Item 8.

Item 13.  Other Provisions of the Transaction.

         Pursuant to Sections 910 and 623 of the NYBCL, holders of Common Stock who object to the Merger may exercise their appraisal rights in the manner set forth in said Sections 910 and 623.

         No contractual provision has been made by the Company or Cafco to allow unaffiliated shareholders to obtain access to corporate files of the Company or to obtain counsel or appraisal services at the expense of the issuer. Section 624 of the NYBCL provides shareholders with certain rights of inspection. The Company will permit any shareholder who complies with said Section 624 to examine and make extracts from the corporate records covered by such section.

Item 14.  Financial Information.

         The  financial   statements   and  other   financial   information   is
incorporated by reference to the Information Statement as follows:

     Description                                              Location in Information Statement
     -----------                                              ---------------------------------
(a)  Audited  financial  statements for the fiscal years              Financial Statements
     ended September 30, 1997 and 1996

(b)  Unaudited financial  statements for the six months               Financial Statements
     ended March 31, 1998 and 1997

(c)  Ratio of earnings to fixed charges                               Not Applicable

(d)  Book value per share                                             Selected Financial Data

Item 15.  Persons and Assets Employed, Retained or Utilized.

         (a) The Company will pay the expenses of the Transaction, which are estimated at $150,000.

         (b) No persons have been engaged by the Company to make solicitations or recommendations in connection with the Transaction.

Item 16.  Additional Information.

         Not Applicable

Item 17.  Material to be Filed as Exhibits.

         (a)      None.

                              Page 10 of 12 Pages

         (b)      None.

         (c) Agreement of merger dated July 15, 1998, by and among Cafco and the Company, which is filed as Appendix C to the Information Statement.

         (d)      The Information Statement.

         (e)      Rights of  Appraisal,  which is  included  under  the  caption
                  "Rights  of  Dissenting   Shareholders"   in  the  Information
                  Statement.

         (f)      None.







                              Page 11 of 12 Pages

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 15, 1998                                      ANDAL CORP.


                                                   By:/s/Andrew J. Frankel
                                                      --------------------
                                                         Andrew J. Frankel
                                                         Chairman and CEO

                                                   CAFCO HOLDING CORPORATION


                                                   By:/s/Andrew J. Frankel
                                                      --------------------
                                                         Andrew J. Frankel
                                                         Chairman and CEO








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